UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
ReGrained, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
December 14, 2016

Physical address of issuer
1550 Carroll Ave, San Francisco, CA 94124

Website of issuer
www.regrained.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in in the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☐ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☐ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
March 16, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$211,442	$31,602
Cash & Cash Equivalents	$201,857	$31,174
Accounts Receivable	$6,139	$62
Short-term Debt	$543	$8,366
Long-term Debt	$285,543	$11,366
Revenues/Sales	$59,247	$52,541

Cost of Goods Sold	$26,710	$9,144
Taxes Paid	$0	$0
Net Income	-$73,335	$25,685

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 18, 2018

FORM C

ReGrained, Inc.

Up to $1,070,000 of Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by ReGrained, Inc., a California corporation (the "Company" as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers.". The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of a 7.0% (seven percent) commission based on the amount of investments raised in this Offering and paid upon disbursement of funds from escrow at the time of closing, and 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at regrained.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 18, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO

CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.regrained.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

ReGrained, Inc. (the "Company" or "ReGrained") is a California corporation, formed on December 14, 2016. The Company was formerly organized as ReGrained, LLC, a limited liability company of California, formed on May 28, 2014.

The Company is located at 1550 Carroll Ave, San Francisco, CA 94124.

The Company's website is www.regrained.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
ReGrained manufactures healthy snack foods using edible byproducts from other food and beverage manufacturers. We sell our products to retailers, direct to consumer, and through distribution channels. We manufacture all of our products and utilize quality sourced materials to produce our products. We currently sell three SKUs of commercialized snack bars.

The Offering

Minimum amount of Crowd Notes being offered	50,000
Total Crowd Notes outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Crowd Notes being offered	1,070,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)*	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 16, 2018
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 29 hereof.

*The quantity of Crowd Notes represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd Notes issued and outstanding, proportionally.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing

approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We rely on other companies to provide raw materials, major components, and basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials or basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or basic ingredient.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and

operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jordan Schwartz (Chief Operating Officer and Co-Founder), Dalton Allen (Advisor and Board of Directors Member), and Daniel Kurzrock (Chief Executive Officer and Co-Founder). The Company has or intends to enter into employment agreements with Jordan Schwartz and Daniel Kurzrock although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jordan Schwartz, Dalton Allen, and Daniel Kurzrock or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jordan Schwartz, Dalton Allen, and Daniel Kurzrock in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Jordan Schwartz, Dalton Allen, and Daniel Kurzrock die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient

Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, fuel prices and government-sponsored agricultural programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as cardboard board and sustainable plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. These recalls for contamination could occur due to occurrences beyond the Company's control such as contamination in a space leased by the Company. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become

applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.
We are establishing relationships and will eventually rely on third parties, called co-packers, in our industry to produce our products. We currently do not have any co-packing agreements for our products but anticipate we will in the near future. Our dependence on co-packers will put us at substantial risk in our operations. We intend to sign a co-packer agreement within 3 months. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.
A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. All of our net sales for the year ended December 31, 2016 resulted from sales of our Sustainable Supergrain Bars. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing flavors of products or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:
• the introduction of competitive products;
• changes in consumer preferences among snack food products;
• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
• changes in awareness of the social effects of farming and food production;
• changes in consumer perception about trendy snack products;
• changes in consumer perception regarding the healthfulness of our products;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding snack products or similar products;
• any unfavorable publicity regarding our brand;
• litigation or threats of litigation with respect to our products;
• the price of our products relative to other competing products;
• price increases resulting from rising commodity costs;

- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the healthfulness of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We will, in the future, depend on third-party co-manufacturers to manufacture some of our products.
The loss of this/these co-manufacturers or the inability of these co-manufacturers to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We will rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers will be required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers will also be required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers will require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

The Company maintains leases for spaces which are not entirely under its control.
The company relies on certain leases with third parties. If the Company loses these leases for any reason or is unable to extend leases on terms favorable to the company it could negatively affect the Company and its operations. If the owners and managers of these premises do not maintain these premises adequately it could result in an unsafe environment for food production or result in injury. Any injury or creation of contamination could subject the Company to litigation.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as brown rice, quinoa, almonds, sunflower seeds, blueberries, cranberries, inulin sunflower oil, and salt. In addition, we purchase and use significant quantities of sustainable film and cardboard to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if

we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as food service and retail where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be

adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and

cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.
The Company has not yet authorized a preferred class of membership interest, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings. Therefore, you will not have the same anti-dilution protections as Major Investors.

Purchasers who are not Major Investors will not be entitled to any inspection rights or information other than those required by Regulation Crowdfunding.
Unless you are a Major Investor, you will not have the right to inspect the books and records of the Company or receive financial or other information beyond what is required by Regulation Crowdfunding as convertible note holders are not considered shareholders. Other equity holders may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put convertible note holders at a disadvantage compared to other security holders.

Your ownership of the Conversion Shares will be subject to dilution.
Owners of the Crowd Notes and, upon conversion, the conversion shares, do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 89.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing

management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Purchasers will not become equity holders until the Company decides to convert the Securities into Conversion Shares or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion. In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into Preferred Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into Conversion Shares. Upon such conversion, these Conversion Shares will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, Conversion Shares Security holders are required to execute an irrevocable proxy granting Daniel Kurzrock right to vote on their behalf at any and all meetings of the stockholders of the Corporation, whether these are annual, regular or special meetings, and for any and all purposes, so long as the irrevocable proxy remains in full force and effect; Mr. Kurzrock is to have all of the powers the undersigned or its authorized representative would possess if present personally or otherwise duly represented at any meeting. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF and granted pursuant to the Crowd Notes.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF or rights granted pursuant to the Crowd Note. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company’s current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
ReGrained manufactures healthy snack foods using edible byproducts from other food and beverage manufacturers. We sell our products to retailers, direct to consumer, and through distribution. We manufacture all of our products and utilize quality sourced materials to produce our products. We currently sell three SKUs of commercialized snack bars.

Business Plan
See attached Offering Content Summary attached hereto as Exhibit B.

The Company's Products

Product / Service	Description	Current Market
ReGrained Supergrain+ Bars	We have three flavors (3 SKUs) available currently in the market. The 3 flavors include Honey Cinnamon IPA, Chocolate Coffee Stout, and Blueberry Sunflower Saison	Our customers are our distribution partners (like UNFI), food service accounts (like Silicon Valley Tech companies), online retailers, subscription boxes, and consumers who buy directly from our website.

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We currently offer three flavors of our bars and are hoping to release a new line of savory snacks by summer 2018.

We sell our products primarily through our main distributor, UNFI. We also sell directly to online retailers (e.g., Amazon), online box subscriptions (e.g., Mancrates and Imperfect Produce), food service accounts (e.g., Blue Star Vending), and direct to consumers through our website.

Competition
Currently, ReGrained's primary product competitors are other snack bar brands, notably CLIF Bar, KIND, and RXBAR. As the company moves into other product lines for its SuperGrain+, its competitive landscape will change to other incumbent products. For example, Rise, a New York company, uses spent grain to produce different varieties of flour that it sells online and to local bakeries and restaurants. In 2017, Anheuser-Busch InBev launched a brand called Canvas, a ready-to-drink non-dairy milk beverage made with upcycled spent grain.

The markets for the ReGrained's products and services are highly competitive and the Company is confronted by aggressive competition, but not without significant position advantages. Principal competitive factors important to ReGrained include price, product features, relative price/performance, product quality and reliability, sustainability, marketing and distribution capability, service and support, and corporate reputation. As ReGrained moves into other product lines for its SuperGrain+, our competitive landscape will change to other incumbent products. For example, Rise, a New York company, uses spent grain to produce different varieties of flour that it sells online and to local bakeries and restaurants. Many traditional "competitors" may actually represent future partnership opportunities for our model.

Customer Base
Our customers are our distribution partners (e.g., UNFI), food service accounts (e.g., Silicon Valley Tech companies), online retailers and subscription boxes, and consumers who buy direct from our website.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5240562	030 Flour; flour	ReGrained	November 22,	July 11, 2017	USA

	for food; processed grains		2016		
4675415	030 Bread, Breakfast cereals, cake mixes, granola-based snack bars, snack mix consisting primarily of crackers, pretzels and/or popped popcorn	ReGrained	June 20, 2014	January 20, 2015	USA

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Processed Food Production	California Department of Health	Permit	February 15, 2017	May 20, 2017
FDA Registration	FDA	Facility Registration Number	November 1, 2016	November 1, 2016

Our business has been and will continue to be subject to the Food and Drug Administration and other U.S. laws and regulations, as well as California Health Department requirements around registration as a food processor. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is at 1550 Carroll Ave, San Francisco, CA 94124.

The Company also leases a shared commercial kitchen at 1001 Howard Ave San Mateo, CA 94401.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

ReGrained is seeking additional capital to commercialize its technology and ingredients innovation platform, invest in research and development, and operations. ReGrained has discretion over the actual use of proceeds depending upon prevailing business imperatives. Both at the minimum level of $50,000 raised and maximum level of $1,070,000 raised, the company plans to use the majority of proceeds on sales/marketing/brand development and to fund the rollout of its new savory pretzel product line (i.e. manufacturing). For a more detailed breakdown of the intended Use of Proceeds, please review the chart below.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500.00	7.00%	$74,900.00
Campaign marketing expenses or related reimbursement	1.00%	$500.00	1.00%	$10,700.00
General Marketing	30.00%	$15,000.00	27.00%	$288,900.00
Research and Development	10.00%	$5,000.00	15.00%	$160,500.00
Manufacturing	35.00%	$17,500.00	25.00%	$267,500.00
Trade Promotions and Allowances	17.00%	$8,500.00	25.00%	$267,500.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$1,070,000.00**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Dalton Allen

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Advisor and Board of Directors member, February 23, 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Telluric Foods, Inc., 2008 to Present

- Telluric Foods is a private equity and advisory accelerator for small innovative food businesses.

Board Member, ReGrained, February 23, 2017 to Present

- As an advisor and board member, Dalton assists the principles officers in strategic decision making, brand direction, and go to market strategy.

Name
Jordan Schwartz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Directors member, Chief Operating Officer and Co-Founder, 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Business Manager, Local Mission Group, LLC, September 2013 to September 2016

Chief Operating Officer and Co-founder, ReGrained, from 2016 to Present
- As Chief Operating Officer, Jordan operates in collaboration with Dan to make executive and strategic decisions as well as define ReGrained's mission and vision for growth. Jordan's main responsibilities include operations, product development, and finance.

Member and Incorporator of ReGrained, LLC, 2014-2016.

Name
Daniel Kurzrock

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer and Co-Founder, from 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Full Time MBA student, Presidio Graduate School, October 2014 to May 2016

Independent Sales Operations Consultant, October 2014 to May 2016
- Dan worked with one primary client to increase Sales Operation efficiency.

Chief Executive Officer, ReGrained, Inc., from 2016 to Present
- As Chief Executive Officer, Dan operates in collaboration with Jordan to make executive and strategic decisions as well as define ReGrained's mission and vision for growth. Dan's main responsibilities include leading sales and marketing, fundraising efforts/investor relations, partner relations, external communications, and thought leadership.

Member and Incorporator, ReGrained, LLC, from 2014 – 2016.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jordan Schwartz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer and Co-Founder, 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Business Manager, Local Mission Group, LLC, September 2013 to September 2016

Chief Operating Officer and Co-founder, ReGrained, from 2016 to Present
- As Chief Operating Officer, Jordan operates in collaboration with Dan to make executive and strategic decisions as well as define ReGrained's mission and vision for growth. Jordan's main responsibilities include operations, product development, and finance.

Member and Incorporator of ReGrained, LLC, 2014-2016.

Name
Daniel Kurzrock

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer and Co-Founder, from 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Full Time MBA student, Presidio Graduate School, October 2014 to May 2016

Independent Sales Operations Consultant, October 2014 to May 2016
- Dan worked with one primary client to increase Sales Operation efficiency.

Chief Executive Officer, ReGrained, Inc., from 2016 to Present
- As Chief Executive Officer, Dan operates in collaboration with Jordan to make executive and strategic decisions as well as define ReGrained's mission and vision for growth. Dan's main responsibilities include leading sales and marketing, fundraising efforts/investor relations, partner relations, external communications, and thought leadership.

Member and Incorporator, ReGrained, LLC, from 2014 – 2016.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 7 employees in California, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Sarah Nathan	Employment Contract	October 16, 2016	N/A
Harrison Laine	Employment Contract	December 14, 2016	N/A
Philip Saneski	Employment Contract	January 2, 2017	N/A
Cassidy Lundy	Employment Contract	June 5, 2017	N/A
Josh Vikoren	Employment Contract	September 12, 2017	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is authorized to issue 100,000 shares of a single class of capital stock (the "Common Stock"). On January 17, 2018, the following issuances of Common Stock were ratified pursuant to a Joint Written Consent (the "Joint Written Consent") by the directors and all shareholders of the Company.

- Upon its conversion from a California limited liability company to a California corporation, the Company, pursuant to a certain Plan of Conversion, issued 5,000 shares of Common Stock to Jordan Schwartz and 5,000 shares of Common Stock to Daniel Kurzrock, each a Founder of the Company. Pursuant to the Joint Written Consent, however, the Company clarified this scrivener's error and clarified its intention to issue 10,000 shares of Common Stock to each Founder, respectively.

- Initially, on January 1, 2017, the Company issued 2,000 shares of Common Stock to its advisor, Shake It Up Brands, pursuant to a Restricted Stock Award Agreement. Pursuant to the Joint Written Consent, however, the Company clarified this scrivener's error and clarified its intention to issue 450 shares of Common Stock to said advisor.

- On February 24, 2017, the Company issued 1,900 shares of Common Stock to its advisor, Telluric Foods, Inc., pursuant to a Consulting and Advisory Agreement.

As of the date of this Form C, 22,350 shares of the Company's Common Stock are issued and outstanding. The Company does not currently have an equity incentive plan in place but plans to issue shares of its Common Stock to employees in the future.

The Company has issued the following convertible promissory notes:

The Company has issued $699,500.00 in convertible promissory notes to 19 investors pursuant to a series of 22 Convertible Promissory Note Purchase Agreements dated beginning September 2016 and ending October 2017 (collectively referred to herein as the "Notes"). The Notes accrue simple interest at a rate of 4.0% per annum and have a maturity date of December 31, 2021.

Upon a qualified equity financing in which the Company raises at least $1,000,000.00 in gross proceeds (excluding conversion of the Notes), then the outstanding principal balance of the Notes shall automatically convert in whole without any further action by holders into the equity securities at conversion price per share equal to eighty percent (80%) of the price per share paid by the investors purchasing the equity securities in the qualified equity financing on otherwise the same terms and conditions as given to the investors.

Unless the Notes have been converted in accordance with above above, then at the option of the holders (a) the entire outstanding principal balance and all unpaid accrued interest shall convert into shares of the Company's "Common Equity" (defined as the class of equity held at that time by the Company's founding members, or if the founding members no longer hold equity at that time, the class of equity held by the assignees of the founding members' equity) at a conversion price based on the Company's valuation of $5,000,000 (as adjusted for stock splits, stock dividends, recapitalizations, or combinations or the like), or (b) the Company shall pay to the holders the entire outstanding principal balance and all unpaid accrued interest thereon no later than sixty (60) days from the maturity date, or (c) a combination of (a) and (b) (i.e. a portion of the outstanding principal balance and unpaid accrued interest thereon may be converted into Common Equity and the remaining portion may be repaid with such portions to be determined by the Holder).

Debt
The Company does not have any debt outstanding.

Valuation
The Company has not conducted any third-party valuation or appraisal and has conducted only (i) sweat equity sales of its securities to its founders, employees, and advisors. No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by two people: Daniel Kurzrock and Jordan Schwartz.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Daniel Kurzrock	44.7%
Jordan Schwartz	44.7%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals:

- Customer acquisition for our healthy snack bar SKUs
- Marketing in current customer channels to grow sales
- Manufacturing capacity increases
- Product line expansion
- New product development

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically market expansion, customer acquisition, and product development. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company currently has an average monthly burn rate of $56,721.09.

The Company has the following sources of capital in addition to the proceeds from the Offering:

Concurrently with the Offering under Regulation CF, Company is conducting an offering to accredited investors pursuant to Rule 506 of Regulation D under the Securities Act and. In total, the Company plans to raise an aggregate amount of up to $2 million from these two concurrent raises, but has the ability to increase this maximum offering amount. There can be no assurances, however, that Company will be able to raise any money in the parallel offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. We are in the Research & Development phase in development of our technology through our partnership with the USDA. We anticipate to have capital expenditures to build out the needed machinery for our technological process and we anticipate capital expenditures related to the set up of the facility for housing of this machine.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 16, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The Intermediary will be entitled to receive a cash fee consisting of a 7.0% (seven percent) commission based on the amount of investments raised in this Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Note instrument in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Interest Rate
4.0% per annum

Valuation Cap
$10,000,000.00

Discount
20.0%

Maturity Date
December 31, 2021

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to or in connection with the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics
Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

"**Conversion Shares**" shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's Preferred Stock that are identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be Series A-1 Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

i. The Conversion Shares shall be non-voting; and
ii. Holders of Conversion Shares shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"Major Investor" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Simple interest shall accrue on the Purchase Price at the Interest Rate until the Qualified Equity Financing or Corporate Transaction, whichever is sooner

Corporate Transaction

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, at the Company's option, the Investor shall receive the higher value received by either:
    i. Issuing shares of common stock at a conversion price equal to the quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap $10 million; or
    ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to the Qualified Equity Financing Conversion terms above.

“**Corporate Transaction**” shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company’s assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately prior to such transaction.

“**Corporate Transaction Payment**” shall mean an amount equal to one and a half times (1.5X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

Maturity
Unless earlier converted to Conversion Shares or paid pursuant the Conversion Terrms, on the Maturity Date, at the option of the Investor, (a) the entire outstanding principal balance and all unpaid accrued interest on this Convertible Promissory Note shall convert into common stock of the Company at the price per share implied by (i) a $10 million pre-money valuation divided by (ii) the Fully-Diluted Capitalization; or (b) the Company shall pay to the Investor the entire outstanding principal balance and all unpaid accrued interest on this Convertible Promissory Note; or (c) a combination of (a) and (b) (i.e. a portion of the outstanding principal balance and unpaid accrued interest on this Convertible Promissory Note will be converted into common stock and the remaining portion will be repaid with such portions to be determined by the Investor).

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration

statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	David Kurzrock
Relationship to the Company	Father of Daniel Kurzrock, Co-Founder
Total amount of money involved	$3,000.00
Benefits or compensation received by related person	Loan was repaid in its entirety with a 0% interest rate
Benefits or compensation received by Company	Interest-free loan

Description of the transaction	Personal loan between lender and Company

Securities

Related Person/Entity	Cameron Schwartz
Relationship to the Company	Brother of Jordan Schwartz, Co-Founder
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	A promissory note denoting the terms of the convertible note security.
Benefits or compensation received by Company	$10,000.00
Description of the transaction	Convertible Note

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jordan Schwartz
(Signature)

Jordan Schwartz
(Name)

Chief Operating Officer and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jordan Schwartz
(Signature)

Jordan Schwartz
(Name)

Chief Operating Officer and Director
(Title)

01/18/2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Daniel Kurzrock
(Signature)

Daniel Kurzrock
(Name)

Chief Executive Officer and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniel Kurzrock
(Signature)

Daniel Kurzrock
(Name)

Chief Executive Officer and Director
(Title)

01/18/2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Dalton Allen
(Signature)

Dalton Allen
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Dalton Allen
(Signature)

Dalton Allen
(Name)

Director
(Title)

01/18/2018
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Content Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Video Transcripts

EXHIBIT A

Financial Statements

REGRAINED, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016, and 2015

December 29, 2017

Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
ReGrained, Inc.
San Francisco, CA

We have reviewed the accompanying balance sheet of ReGrained, Inc. as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 29, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

REGRAINED, INC.
BALANCE SHEET
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash	$ 201,857	$ 31,174
Accounts Receivable	6,139	62
TOTAL CURRENT ASSETS	207,996	31,236
NON-CURRENT ASSETS		
Fixed Assets, Net	3,446	366
TOTAL NON-CURRENT ASSETS	3,446	366
TOTAL ASSETS	211,442	31,602
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	543	8,366
TOTAL CURRENT LIABILITIES	543	8,366
NON-CURRENT LIABILITIES		
Related Party Loan	3,000	3,000
Notes Payable	282,000	-
TOTAL LIABILITIES	285,543	11,366
SHAREHOLDERS' EQUITY		
Common Stock (100,000 shares authorized; 65,000 issued and outstanding; no par value)	3,000	3,000
Retained Earnings (Deficit)	(77,101)	17,236
TOTAL SHAREHOLDERS' EQUITY	(74,101)	20,236
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 211,442	$ 31,602

REGRAINED, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Operating Income		
Sales, Net	$ 59,247	$ 52,541
Cost of Goods Sold	26,710	9,144
Gross Profit	32,538	43,397
Operating Expense		
General & Adminstrative	72,947	11,381
Advertising	28,001	672
Rent	15,498	5,568
Depreciation	427	92
	116,873	17,712
Net Income from Operations	(84,335)	25,685
Other Income (Expense)		
Grant Revenue	11,000	-
Net Income	$ (73,335)	$ 25,685

REGRAINED, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

____

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (73,335)	$ 25,685
Change in Accounts Receivable	(14,410)	911
Change in Accounts Payable	510	(2,046)
Depreciation	427	92
Net Cash Flows From Operating Activities	(86,808)	24,641
Cash Flows From Investing Activities		
Change in Fixed Assets	(3,416)	(458)
Net Cash Flows From Investing Activities	(3,416)	(458)
Cash Flows From Financing Activities		
Change in Notes Payable	282,000	-
Change in Retained Earnings	(21,094)	-
Change in Related Party Loan	-	3,000
Change in Common Stock	-	3,000
Net Cash Flows From Investing Activities	260,906	6,000
Cash at Beginning of Period	31,174	990
Net Increase (Decrease) In Cash	170,683	30,184
Cash at End of Period	$ 201,857	$ 31,174

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

ReGrained, Inc. ("the Company") is a corporation organized under the laws of the State of California. Prior to 2016, the Company operated as a limited liability company in the State of California. The Company manufactures and sells healthy snack foods online, and through retail partners.

The Company will conduct an equity crowdfund offering during the first quarter of calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company's inventory consists of raw food ingredients, packaging, and shipping materials, and finished product available for sale. The Company had no inventory on hand as of December 31, 2016, and 2015.

Fixed Assets

The Company capitalizes long-lived assets with an original value of $250 or more. The Company's fixed assets consist of kitchen equipment and office machinery. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is stated net of sales discounts, and includes incidental

income realized from shipping orders of the Company's products.

Cost of Goods Sold

Cost of goods sold includes raw food ingredients, packaging, and shipping materials.

Rent

The Company produces items for sale in a shared commercial kitchen under a non-lease agreement for hourly access, plus an annual fee. There are no future minimum payments due under the agreement.

Advertising

The Company records advertising and marketing expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. Prior to reorganization as a corporation in 2016, the Company was a limited liability company, taxed as a partnership. All items of income and expense for tax years prior to the Company's reorganization were reported by the owners with their individual tax returns. The Company's filings for tax years 2014, 2015, and 2016, will remain subject to review by the Internal Revenue Service until 2018, 2019, and 2020, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2014, 2015, and 2016 remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE D- DEBT

In 2016, the Company issued a series of unsecured, convertible notes in exchange for cash for the purpose of funding ongoing operations ("the Notes"). The notes accrue interest at the rate of 4% per annum, and mature on December 31, 2021. The Notes (including accrued interest) are convertible to equity in the event the Company raises at least $1,000,000 in a qualified financing event, or at maturity in lieu of repayment in cash.

In 2015, the Company received a loan of $3,000 from a family member of one of the Company's founders ("the Related Party Loan"). The Related Party Loan is unsecured, non-interest bearing, and has no maturity date.

NOTE E- EQUITY BASED COMPENSATION

In 2016, the Company adopted an equity based compensation plan ("the Plan") for the purpose of attracting and retaining key personnel. The Plan authorizes management to issue equity on terms to be determined at the time of issue. The Company issued no equity under the Plan during the year ended December 31, 2016.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- GRANT REVENUE

In 2016, the Company received a grant from Burt's Bees' Natural Launchpad program to promote development of one of the Company's products. In exchange, the Company agreed to allow Bursts Bees to use the product in advertising, and to release Burt's Bees from all future liability associated with infringement on the Company's patents, or intellectual property rights associated with the product, which are the same as, or substantially similar to, products developed or marketed by Burt's Bees.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 29, 2017, the date that the financial statements were available to be issued.

EXHIBIT B

Offering Content Summary

Company: ReGrained

Market: Ingredients and Sustainable Foods

Product: Patent-pending technology and food brand for upcycling nutritious food and beverage manufacturing surplus into ingredients

Company Highlights

- Exclusive commercial license for patent-pending processing technology co-developed with the USDA that renders post-production ("spent") brewers' grains into nutrient-dense SuperGrain$^{+\text{TM}}$ flour
- Patent pending tech enables utilization of an overlooked, nutrient dense, and plentiful latent supply chain
- "Upcycled" SuperGrain^{+} is high in protein, fiber, and micronutrients, and lower in sugar and calories
- Thought leadership garnered mass media exposure including a TEDx talk[i] and being named to Forbes' 2018 "30 under 30"[ii]
- Combatting waste doesn't stop at food – innovative packaging is 100% backyard compostable
- Mission doesn't stop at waste – partners with several nonprofit groups, including 1% for the Planet[iii], to donate a portion of sales to environmental conservation and pursuing B-Corp certification
- Strategic investors include Barilla's BLU1877, Telluric Foods, Shake It Up! Brands, and Accelerator of Trillions

PERKS

**You are investing in convertible debt in this offering. Perks are meant to be a thank you from the company for investing. The perks below are not inclusive of lower dollar amount perks. Shipping, where applicable, is included for domestic and international addresses.*

$100+: Shoutout on company website, exclusive notification of pending releases, and receive pre-market buying opportunities

**$250+**: Mixed 12-Pack of SuperGrain^{+} bars, 10% off all future orders, exclusive notification of pending releases, and receive pre-market buying opportunities

**$500+**: Mixed 36-Pack of SuperGrain^{+} bars, 10% off all future orders, exclusive notification of pending releases, and receive pre-market buying opportunities

**$1,000+**: Mixed 36-Pack of SuperGrain^{+} bars, t-shirt, 10% off all future orders, exclusive notification of pending releases, and receive pre-market buying opportunities

**$3,000+**: Mixed 36-Pack of SuperGrain^{+} bars, t-shirt, hat, 15% off all future orders, exclusive notification of pending releases, and receive pre-market buying opportunities

**$5,000+**: 20% off all future orders, mixed 36-Pack of SuperGrain^{+} bars, t-shirt, hat, exclusive notification of pending releases, and receive pre-market buying opportunities

**$10,000+**: Be the first to taste next SuperGrain+ product, 20% off all future orders, mixed 36-Pack of SuperGrain^{+} bars, t-shirt, hat, exclusive notification of pending releases, and receive pre-market buying opportunities

Opportunity

Food Manufacturers increasingly seek opportunity to utilize nutrient dense and sustainable ingredients for products their consumers demand.[iv] That focus has created a robust marketplace for specialty[v], functional[vi], and other value-added ingredients. ReGrained SuperGrain+™ delivers with a versatile, economical, and nutrient-dense grain blend that capitalizes on the potential of an overlooked, undervalued, and readily available latent supply chain.

In partnership with the USDA, ReGrained has developed patent-pending technology to rescue, process, and stabilize wet food manufacturing byproducts and create ingredients for use in its own products and in co-branded partnerships with others. SuperGrain+, produced from brewery byproduct ("brewers' spent grain" or BSG), is the company's initial development focus before moving onto additional food and beverage industry byproduct streams. As a comparative analog, ReGrained's initial ingredient seeks to do for the brewing industry what whey did for cheese; once a valueless waste stream, whey protein is now a $6 billion ingredient industry.[vii]

On average, one pound of BSG is created for every six-pack of brewed beer.[viii] This adds up to tens of billions of pounds per annum, in the United States alone. Traditionally, breweries sell or donate this grain to farmers for use as animal feed, because despite its impressive nutritional profile[ix], it spoils quickly. ReGrained's technology solution enables food-grade commercialization of this resource as an ingredient.

The company calls the product SuperGrain+ because it is about 35% dietary fiber and 20% protein, ratios higher in comparison to other plain grain, with additional prebiotics and micronutrients. ReGrained entered the market with a line of snack bars infused with SuperGrain+. The company plans to expand into pretzels next, and are in partnership with global ingredient companies and brands to use branded SuperGrain+ in doughs, coatings, sauces and many other applications. ReGrained describes its waste-to-value closed loop model as "edible upcycling," an opportunity it believes is an economically viable and environmentally sound component of a more sustainable food future.

Current Product


REGRAINED
SUPERGRAIN
ENERGY
ANTIOXIDANT
IMMUNITY
HONEY CINNAMON IPA
CRAFTED WITH

ReGrained SuperGrain+ bars are baked with upcycled brewer's malt that has been rescued from craft breweries. ReGrained initially came to market with two flavors – Honey Cinnamon IPA and Chocolate Coffee Stout. ReGrained recently launched a third flavor – Blueberry Sunflower Saison. Upcycled grains are paired with other simple, wholesome, and thoughtfully sourced ingredients like puffed quinoa, organic oats, and almonds along with functional value-added ingredients like Manuka honey, ginseng, and ginger.





ReGrained's commitment to sustainability does not end with its ingredients. Each bar is wrapped in a backyard compostable wrapper, the boxes are made from recycled paperboard, and all printing is done using soy- or water-based inks.

Insert > https://cdn.shopify.com/s/files/1/1590/2959/files/Compost.gif?v=1499439746

"Powered By ReGrained" Branded Ingredient Sales

The ReGrained brand is not limited to the market for snack bars; it is just a point of entry to build brand equity for their ingredient platform. ReGrained is currently pursuing co-branded ingredient/product development with several consumer packaged goods (CPG) brands and manufacturers such as Barilla and Givaudan. ReGrained provides CPG companies with an ingredient (SuperGrain$^+$) that is low cost and more versatile when compared to other "specialty" or "adjunct" ingredients like pulse flour made from beans, peas, or chickpeas. In addition, ReGrained's sustainability focus appeals to a wide range of consumers, especially Millennial shoppers.

Intellectual Property

ReGrained's patent-pending technology helps transform nutritious saturated solid food manufacturing byproduct and surplus into versatile food-grade ingredients. The prior absence of this energy efficient and economical processing technology is one of the primary reasons for the gap between nutritional science and commercial application of BSG.[x]

Through a cooperative research and development agreement (CRADA), ReGrained has co-developed its technology with the USDA through its Agricultural Research Services department. The process provides a more energy efficient way to dry BSG to make it safe for storage, distribution, and human consumption. It also results in increased crispiness and stronger, more pleasant aromas – all at a reduced price compared to the more energy-intensive traditional processing methods.

The invention disclosure has been filed and is moving through the USDA's patent filing process in which the USDA pays all legal fees and ReGrained owns the exclusive patent rights for commercial use in perpetuity.

Use of Proceeds and Product Roadmap

ReGrained is seeking additional capital to commercialize its technology, invest in research and development, and fund operations. The breakdown below is a projected use of proceeds from the capital raised. ReGrained has discretion over the actual use of proceeds depending upon prevailing business requirements. Both at the minimum level of $50,000 raised and maximum level of $1,070,000 raised, the company plans to use the proceeds on sales/marketing/brand development, to fund the rollout of its new savory pretzel product line. Manufacturing activity will be scaled via additional debt financing.


Use of Proceeds - $50K Minimum
1%
7%
30%
17%
10%
35%
Sales / Marketing / Brand Development
Savory Snack Rollout
R&D
Trade Promotions and Allowances
Campaign Expenses
Intermediary Fees


Use of Proceeds - $1,070,000 Maximum
1%
7%
27%
25%
15%
25%
Sales / Marketing / Brand Development
Savory Snack Rollout
R&D
Trade Promotions and Allowances
Campaign Expenses
Intermediary Fees

In addition to its pretzel line, the company is pursuing several co-branded products through co-development and ingredient sales.

Business Model

ReGrained currently generates revenue through the sale of its snack bars, which are sold in 12 packs, primarily in bulk, through brokers and are distributed nationally through distributors (UNFI and KEHE). Both UNFI and KEHE distribute ReGrained's product to a network of retailers (such as natural and organic grocery stores) and food service providers (such as Blue Star Vending). ReGrained also sells direct to consumer through its own website and Amazon, as well as through Thrive Market, GoodEggs, and online box subscriptions companies like Mancrates and Imperfect Produce. On its own website, a 12-pack of ReGrained bars retails for $24.99. Once launched, ReGrained will generate revenue by selling its savory snack product through similar sales channel. Revenue for co-branded products will be generated through ingredient sales and brand licensing.

TRACTION

In addition to its online distribution channels mentioned above, ReGrained is sold in approximately 100 natural and organic grocery stores across the U.S. ReGrained bars have also been sold through various corporate foods service providers, including at the corporate campuses of Google (San Francisco), Twitter, and Facebook, as well as at several colleges and hospitals in San Francisco. Key distributor relationships include UNFI and KeHe. Now out of trial, with the January 2018 launch of a third-generation of bars and new flavor, the company has initiated a comprehensive go-to-market strategy and is actively entering the retail trade. The press ReGrained has generated has driven inbound leads, and in 2018 the company will be investing in two of the industry's key tradeshows (Winter Fancy Food and Natural Products Expo East) and hiring brokers. Early traction also includes active product review by Whole Foods, Sprouts, and Safeway.

Remainder of page intentionally left blank

As described above ReGrained entered the market with a few local retail and food service accounts in early 2017 to validate demand and perfect its offering. Prior to 2017, the company generated revenue primarily from online sales of first generation product prototypes. In 2016, it generated roughly $59,000 in sales. In 2017, ReGrained generated over $120,000 in revenue in its trial market for the second generation of the bar product. Retail distribution was the leading revenue generator (~$33,000), followed by direct-to-consumer online sales (~$26,000), which includes sales on the company's website and through Amazon.


Total Sales
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Q1 '17
Q2 '17
Q2 '17
Q4 '17

2017 Financials have not been audited or subject to financial review.

In 2016, ReGrained's expenses (including cost of goods sold and operating costs) totaled $143,583. In 2017, the company's expenses totaled $685,481. During the first three quarters of 2017, the company's operating expenses averaged roughly $37,500 per month. Operating expenses rose in Q4 2017 due to increases in payroll, marketing expenses, and Research and Development. In Q4 2017, marketing expenses totaled $63,867 and salaries and wages totaled $85,443.


Total Expenses
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Increase due to marketing expense,
new employee hires, and R&D
Q1 '17
Q2 '17
Q2 '17
Q4 '17
COGS
Operating Expenses

2017 Financials have not been audited or subject to financial review.

In 2016, ReGrained had a net operating loss of $84,335. In 2017, the company had generated a net operating loss of $562,894. As of November 2017, ReGrained had roughly $113,000 in cash.


Net Operating Income
$0
-$50,000
-$100,000
-$150,000
-$200,000
-$250,000
-$300,000
Q1 '17
Q2 '17
Q2 '17
Q4 '17
Decline due to marketing expense, new hires, and increased R&D

2017 Financials have not been audited or subject to financial review.

INDUSTRY AND MARKET ANALYSIS

Each year, roughly one third of the food produced in the world – approximately 1.3 billion tons – gets lost or wasted. Food losses and waste add up to roughly $680 billion in developed countries and $310 billion in emerging countries.[xi] Consumers are starting to take notice and have become increasingly critical of how their food is made – not only looking for products that are healthier and organic but also seeking out products that are produced using sustainable methods. In a 2017 survey, roughly half (56% of women and 42% of men) of those surveyed said they cared that their food was being produced in a sustainable way. Sustainability was listed as one of the top five purchase influencers behind taste, price, healthfulness, and convenience.[xii] Consumers are also more willing to pay a premium for and be more frequent purchasers of a given product if they know the company producing it promotes sustainable practices.[xiii]

The sustainability and food waste mitigation trend has affected the snack industry considerably.[xiv] The Specialty Food Association lists upcycled products (including snack bars made from spent grain from beer making) as No. 2 in its top 10 food trends for 2018.[xv] SPINS, a leading provider of retail consumer analytics and insights for this industry, listed “byproduct products” as a top 10 food trend for 2018.[xvi] A recent study done by Drexel University found potential for consumer acceptance of a new category of foods created from “discarded ingredients” such as spent grain from beer making, even indicating that some consumers may pay a premium for such products.[xvii] In the U.S. – the largest snack market – snack bar sales reached an estimated $4.29 billion in 2016 and is projected to grow at a compound annual growth rate of 6.7% through 2022. Within the industry, the nutrition bar segment has seen notable growth, reaching $2.2 billion sales in 2016, for a market share of almost 40%.[xviii]

Another industry that ReGrained’s SuperGrain+ targets is the specialty food ingredients market. There are a wide range of applications for specialty ingredients, including increasing quality and/or taste, improving nutritional value, or extending shelf life. The global specialty food ingredients market size was valued at $27.73 billion in 2015[xix] and is projected to reach $116.5 billion by 2025.[xx] One specialty ingredient that is comparable to ReGrained’s SuperGrain+ is pulse flour, which is made from the hulls of pulses (i.e. peas, lentils, chickpeas, and other legumes) and are high in fiber and protein. The global pulse flour market size was estimated at $17.02 billion in 2015[xxi] and is projected to reach $56.62 billion by 2024.[xxii]

Currently, ReGrained's primary product competitors are other snack bar brands, notably CLIF Bar, KIND, and RXBAR. As the company moves into other product lines for its SuperGrain+, its competitive landscape will change to other incumbent products such as pulse flour. Anheuser-Busch InBev launched a brand called Canvas, a ready-to-drink non-dairy milk beverage made with upcycled spent grain.[xxiii]

Clif Bar & Company: Founded in 1992, Clif Bar & Company is a U.S.-based company that produces organic foods and drinks. Its flagship product is the CLIF Bar. According to Nielsen, it has more sales than any other energy bar. The company does not disclose its revenue figures, but estimates range between $500 million to $1 billion in annual revenue.[xxiv] In 2003, the CLIF Bar become organic USDA Certified, and the company switched its packaging to 100% recycled paperboard. In 2017, The U.S. EPA named Clif Bar & Company a 2017 Climate Leader for its efforts to promote climate action and green power across the supply chain.[xxv]

KIND: Founded in 2004, KIND produces snacks made from whole nuts, fruits, spices, and honey. It offers eight product lines: KIND Fruit & Nut, KIND PLUS, KIND Nuts & Spices, KIND Healthy Grains Bars, KIND Healthy Grains Clusters, STRONG & KIND, KIND Breakfast, and Pressed by KIND. In 2008, private equity firm VMG group bought a stake in the company. In 2014, it sold back its stake to KIND's founder in a deal that valued the company at $728.5 million. In November 2017, Mars Incorporated purchased a minority stake in KIND to help the company expand its international distribution. The deal gives Mars the option to fully acquire the company in the future and places KIND at an estimated valuation of between $3 billion to $4 billion.[xxvi]

RXBAR: Founded in 2013, RXBAR produces protein bars made from three core ingredients: egg whites for protein, dates to bind, and nuts for texture. The bars come in eight flavors: Chocolate Sea Salt, Coffee Chocolate, Blueberry, Chocolate Coconut, Maple Sea Salt, Peanut Butter, Mint Chocolate, and Apple Cinnamon. In October 2017, Kellogg (NYSE: K) agreed to acquire RXBAR for $600 million. At the time of the announcement, RXBAR expected it would generate net sales of $120 million for fiscal 2017.[xxvii]

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EAT BEER.

Daniel Kurzrock, Co-founder and CEO: Dan founded ReGrained out of his hobby for homebrewing beer, where he first discovered that "spent" grain could be given a delicious second life. He is passionate about the impact edible upcycling and closing nutrient loops can have on our food system. As CEO, Dan is "Mr. Outside" for ReGrained, handling all elements of growing the business. He holds an Economics degree from UCLA and an MBA in Sustainable Management from Presidio Graduate School.


EAT BEER.

Jordan Schwartz, Co-founder and COO: Jordan is the alchemist behind transforming waste into taste. As "Mr. Inside," he leads innovation and operation at ReGrained and generally ensures its operations can keep up with growth. His purview ranges from product development to supply chain management, production, and HR. Jordan holds a Business Economics degree from UCLA.


EAT BEER.

Phil Saneski, VP of Product: Philip has a culinary background, having worked in Michelin-Star and James Beard Award-finalist kitchens. More recently, he has worked with food entrepreneurs in helping them grow from concept to commercialization at a product development consultancy. His unique food background, involvement with nonprofit impact organizations, curiosity about ingredients historically considered "waste," and passion for formulating delicious products at scale make him a natural fit for ReGrained. As VP of Product, he oversees production, innovation, ingredient sourcing, and operations.



Sarah Nathan, VP of Business Development: Sarah has several years of experience working in sales with emerging businesses, managing finances at a top advertising agency, and working with sustainable nonprofit organizations. As a foodie and beer lover, Sarah loves to attend food shows and beer festivals, meet new people, and spread the word on ReGrained. As VP of Business Development, she brings a creative energy and out-of-the-box thinking to the team. Sarah holds an MBA in Nonprofit Management from The American Jewish University.


EAT BEER

Harrison Laine, Operations Manager: Harrison is the human Swiss Army knife at ReGrained. His multipurpose role includes managing the relationships with ReGrained's brewery partners, baking delicious ReGrained products, and running fulfillment. Harrison holds a Business Management Degree from Northern Arizona University.


EAT BEER

Cassidy Lundy, Community Manger: Cassidy weaves the voice of ReGrained through its website, social media, and email communication. She also dabbles in the ReGrained kitchen. She holds a Conservation and Resource Studies degree from UC Berkeley.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $1,070,000
Interest Rate: 4%
Discount: 20%
Valuation Cap: $10 million
Maturity Date: December 31, 2021
Conversion Provisions: With respect to a conversion pursuant a Qualified Equity Financing, the Crowd Note shall convert into Conversion Shares at a price based on the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing. Please refer to the Crowd Note Form for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Forbes: 30 Under 30 - Food & Drink
Mic: This unlikely supergrain comes from beer brewing and is often thrown away
UPROXX: Meet The Food Rebels Using Beer Waste To Make Energy Bars
The Grocer: Barilla scouts for carb disruptors with Blu1877 venture capital fund
Fortune: This Startup Turns Breweries' Leftovers Into Granola Bars
Huffington Post: Where craft brewers saw waste, this entrepreneur saw a business
Forbes: Eat Your Beer: Why A San Francisco Startup Is Making Granola Bars From Spent Brewing Grains

---

[i] https://www.youtube.com/watch?v=6oAF82MsYqU
[ii] https://www.forbes.com/30-under-30/2018/food-drink/#6f1153de1cec
[iii] https://www.onepercentfortheplanet.org/who-we-are/members/record/001F000001rGrtMIAS

[iv] http://fortune.com/2016/11/30/food-healthy-trend-mpw/
[v] https://www.grandviewresearch.com/industry-analysis/specialty-food-ingredients-market
[vi] https://www.marketsandmarkets.com/PressReleases/functional-food-ingredients.asp
[vii] https://www.mordorintelligence.com/industry-reports/global-whey-protein-market-industry
[viii] https://modernfarmer.com/2015/08/recycled-brewery-waste/
[ix] http://onlinelibrary.wiley.com/doi/10.1002/jib.363/full
[x] https://www.ncbi.nlm.nih.gov/pubmed/24254316
[xi] http://www.fao.org/save-food/resources/keyfindings/en/
[xii] *2017 Food & Health Survey, "A Healthy Perspective: Understanding American Food Values,* The International Food Information Council (IFIC) Foundation, May 2017
[xiii] https://www.snackandbakery.com/articles/90662-more-people-will-pay-premium-prices-for-products-from-sustainable-companies
[xiv] https://www.foodmanufacture.co.uk/Article/2017/07/07/Sustainable-snacking-two-trends-dominate-sector
[xv] https://www.specialtyfood.com/news/article/whats-hot-food-2018/
[xvi] http://www.spins.com/2018-trend-predictions
[xvii] http://drexel.edu/now/archive/2017/December/Food-Waste-Marketability-Research/
[xviii] https://www.mordorintelligence.com/industry-reports/global-snack-bars-market-industry
[xix] https://www.grandviewresearch.com/industry-analysis/specialty-food-ingredients-market
[xx] https://www.bizjournals.com/prnewswire/press_releases/2017/09/18/enUK201709184812
[xxi] https://www.grandviewresearch.com/industry-analysis/pulse-flour-market
[xxii] https://www.prnewswire.com/news-releases/pulse-flour-market-analysis-by-product-pea-lentils-chickpea-by-application-bakery--snacks-dairy-beverages-and-segment-forecasts-to-2024-300374020.html
[xxiii] https://www.brewbound.com/news/zx-ventures-funds-development-new-non-alcoholic-beverage-made-spent-grain
[xxiv] http://www.sfchronicle.com/business/article/Despite-big-growth-in-snack-sales-Clif-Bar-not-11107863.php
[xxv] http://www.clifbar.com/article/our-sustainability-journey
[xxvi] https://www.cnbc.com/2017/11/29/mars-takes-stake-in-kind-bar-as-nut-bar-eyes-international-growth-.html
[xxvii] http://www.nasdaq.com/article/kellogg-k-to-add-rxbar-diversify-organic-product-line-cm856919

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

ReGrained Inc.
1550 Carroll Ave
San Francisco, CA 94124

Ladies and Gentlemen:

The undersigned understands that ReGrained Inc., a Corporation organized under the laws of California (the "Company"), is offering up to $1,070,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated January 18, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on March 16, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental

information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1550 Carroll Ave San Francisco, CA 94124 Attention: Daniel Kurzrock
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By____________________ Name:

PURCHASER (if an entity):
______________________ Legal Name of Entity By____________________ Name: Title:

State/Country of Domicile or Formation: _____________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

ReGrained Inc.
By____________________ Name: Title:

EXHIBIT D

Form of Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ReGrained Inc.

CROWD NOTE

FOR VALUE RECEIVED, ReGrained, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section2.

The "**Valuation Cap**" is $10 million.

The "**Discount**" is 20%.

The "**Interest Rate**" is 4%.

The "**Offering End Date**" is March 16, 2018.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock that are identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be Series A-1 Preferred Stock), except that

   i. The liquidation preference per share shall equal the Conversion Price (as determined pursuant to Section 2);

   ii. In order to receive Conversion Shares, the Investor must execute an irrevocable proxy in the form attached as Exhibit A, and any certificates with respect to such Conversion Shares shall note the existence of such irrevocable proxy; and

   iii. Holders of Conversion Shares shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the

lower of (i) product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, and (ii) the price per share implied by the dividing the Valuation Cap by the Fully-Diluted Capitalization.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

   iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to one and a half times (1.5X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

h. **"Maturity Date"** shall mean December 31, 2021.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Simple interest shall accrue on the Purchase Price at the Interest Rate until the Qualified Equity Financing or Corporate Transaction, whichever is

sooner.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

l. "**Target CF Minimum**" shall mean $500,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to or in connection with the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, at the Company's option, the Investor shall receive the higher value received by either:

        i. Issuing shares of common stock at a conversion price equal to the quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2.3(a).

6. **Maturity**. Unless earlier converted to Conversion Shares or paid pursuant to this Section 2, on the Maturity Date, at the option of the Investor, (a) the entire outstanding principal balance and all unpaid accrued interest on this Convertible Promissory Note shall convert into common stock of the Company at the price per share implied by (i) a $10 million pre-money valuation divided by (ii) the Fully-Diluted Capitalization; or (b) the Company shall pay to the Investor the entire outstanding principal balance and all unpaid accrued interest on this Convertible Promissory Note; or (c) a combination of (a) and (b) (i.e. a portion of the

outstanding principal balance and unpaid accrued interest on this Convertible Promissory Note will be converted into common stock and the remaining portion will be repaid with such portions to be determined by the Investor).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.
2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.
3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.
4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.
5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or SI Securities, LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they are not a Major Investor they shall have no voting and limited information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

3. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

5. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (with such adjustments as are contemplated herein).

6. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

7. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

8. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is met. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

9. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

7. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors

will be processed via Regulation D, all other investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

REGRAINED, INC.

____
By: Daniel Kurzrock
Its: Chief Executive Officer

INVESTOR

____
By: ____________________
Name:__________________
Title:___________________

EXHIBIT A

IRREVOCABLE PROXY

The undersigned, a noteholder and/or stockholder of ReGrained Inc., a California corporation ("***Corporation***"), hereby nominates and appoints Daniel Kurzrock as **his, her, or its** true and lawful attorney and proxy (the "***Appointee***"), with power of substitution, to vote upon all of the stock of the undersigned in the Corporation (including the stock issued upon conversion of the Crowd Note between the Corporation and Appointee) at any and all meetings of the stockholders of the Corporation, whether these are annual, regular or special meetings, and for any and all purposes, so long as this Irrevocable Proxy remains in full force and effect; the Appointee is to have all of the powers the undersigned or its authorized representative would possess if present personally or otherwise duly represented at any meetings. In addition, this Irrevocable Proxy entitles the Appointee to also execute any and all consents of stockholders of the Corporation executed in lieu of the holding of annual, regular or special meetings of the Corporation.

The undersigned hereby affirms that this Irrevocable Proxy is coupled with an interest sufficient under the laws of the States of California and Delaware to support an irrevocable proxy. The undersigned hereby ratifies and confirms all that the Appointee of this Irrevocable Proxy may lawfully do or cause to be done by virtue of this Irrevocable Proxy. The undersigned understands and agrees that the irrevocable proxy granted to the Appointee by this Irrevocable Proxy shall not terminate by operation of law, whether by bankruptcy, insolvency or the occurrence of any other event.

The undersigned further understands and agrees that this Irrevocable Proxy relates to all voting rights with respect to the stock and does not relate to any other rights incident to the ownership of the stock (including, without limitation, the right of the undersigned to receive dividends and the right to receive the consideration from any sale of the stock).

The undersigned believes that it is in his, her, or its best interests and the best interests of the Corporation to execute and deliver this Irrevocable Proxy to the Appointee.

This Irrevocable Proxy is governed by the laws of the State of California (unless the Corporation has changed its domicile to Delaware, in which case Delaware law shall govern), without giving effect to any conflict of laws principles therein.

THIS IRREVOCABLE PROXY WILL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

Dated: ______________________________

Name:_______________________________

Signed:______________________________

EXHIBIT E

Pitch Deck

REGRAINED®

SUPERGRAIN+

@ReGrained | #EatBeer

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

WHAT IF THE END OF A SUPPLY CHAIN WAS THE BEGINNING OF A FOOD REVOLUTION?


ReGrained is a mission-driven food-tech and ingredient innovation platform that **upcycles** food waste and food manufacturing byproducts into healthy, tasty superfoods.


The U.S. Brewed 5.8 Billion
Gallons of Beer in 2016
Source: https://www.ttb.gov/statistics/production_size/2016_brew_prod_size_ttb_gov.pdf



6-Pack

=


GERMANY
www.weyermannmalt.com
e-mail: info@weyermann
PILSNER MALZ
PILSNER MALT
und Cara



~1 LB.[1]

...WHICH CREATES NUTRITIOUS GRAIN BYPRODUCT

1. HTTPS://MODERNFARMER.COM/2015/08/RECYCLED-BREWERY-WASTE/

THE NEW NORMAL OF URBAN BREWING

>2 breweries opened **per day** in 2016[1]

Best case, the grain is sold or donated to a farmer

Most urban brewers pay for grain to be hauled away.

ReGrained has invented a process to turn “spent grain” into versatile, high-protein, high-fiber flour.


2016
Operating Craft Breweries Over Time
1,596
1,749
1,977
2,420
2,898
3,743
4,504
5,234
2009
2010
2011
2012
2013
2014
2015
2016

Source: https://www.brewersassociation.org/press-releases/2016-growth-small-independent-brewers/

1. http://time.com/money/4596638/america-record-high-craft-breweries/

THE NEW NORMAL OF URBAN BREWING


PHIL



The industry is calling for a better way…take it from Phil: https://vimeo.com/161993770

Edible Upcycling


Partner
ReGrained
Retail Brand
Co-Branded Partners
ReGrained Inside
Branded Ingredient
Technology

POWERED BY PATENT-PENDING TECHNOLOGY



Eat Beer? | UPROXX Reports
UPROXX
WE'RE HERE AT THE
USDA LAB
USDA
ALBANY, CA
SUBSCRIBE
0:10 / 2:29

Play Video: https://youtu.be/2ySG5_V2HcE

ReGrained Supergrain+ Flour?

Ingredient:	ReGrained Flour	All Purpose Flour	Whole Wheat Flour	Insect Flour	Pulse Flour	Nut Flour
Boosts Nutrition	✔			✔	✔	✔
Baking Function	✔	✔	✔			
Environmental Impact	✔			✔		
Improves Flavor	✔		✔		✔	✔


REGRAINED
SUPERGRAIN+
ENERGY
CHOCOLATE COFFEE STOUT
Energizing SuperGrain Bar
NON GMO
CRAFTED WITH
UPCYCLED PREBIOTIC SUPERGRAIN + COFFEE FLOUR & GINSENG
Fiber | 8g Sugar | 4g Protein
REGRAINED
SUPERGRAIN+
ANTIOXIDANT
BLUEBERRY SUNFLOWER SAISON
Antioxidant SuperGrain Bar
GOOD SOURCE OF ANTIOXIDANT VITAMIN E
NON GMO
CRAFTED WITH
UPCYCLED PREBIOTIC SUPERGRAIN + CRANBERRY BLUEBERRY GINGER
5g Fiber | 8g Sugar | 4g Protein
REGRAINED
SUPERGRAIN+
IMMUNITY
HONEY CINNAMON IPA
Immune Supporting SuperGrain Bar
NON GMO
CRAFTED WITH
UPCYCLED PREBIOTIC SUPERGRAIN + MANUKA HONEY & TURMERIC
Fiber | 8g Sugar | 4g Protein

OUR FIRST FORM FACTOR: SUPERGRAIN+ BARS

THE REGRAINED® PROCESS


1
PARTNER
2
RESCUE
3
UPCYCLE
4
CRAFT
5
ENJOY
6
RENEW

FORTUNE

Forbes

Forbes 30 UNDER 30 2017

CONSCIOUS COMPANY MAGAZINE

Eating Well

FAST COMPANY

MARTHA STEWART

THE HUFFINGTON POST

HISTORY

SALON

UPROXX

Outside

BUSINESS INSIDER

TEDx

FOOD & WINE
INSPIRATION SERVED DAILY

Make:

SIERRA CLUB

Organic authority

Mother Jones

Paste

abc 7

San Francisco Chronicle

POPULAR SCIENCE
THE FUTURE NOW

The Washington Post

FOOD52

Beeradvocate

newhope 360°
from supply to shelf

BEYOND BARS: SUPERGRAIN+ PLATFORM

Phase 1 (current): ReGrained as CPG brand

- Build market and brand equity

Phase 2: "Powered By ReGrained"

- Co-branding (e.g. breweries, other CPG companies) and ingredient sales

Phase 3: License technology and brand globally





PARTNER ↔ REGRAINED

REGRAINED → RETAIL BRAND


REGRAINED
EAT BEER.

REGRAINED → CO-BRANDED PARTNERSHIPS


REGRAINED
inside

REGRAINED → BRANDED INGREDIENT



REGRAINED → TECHNOLOGY



Strengths:

- ✓ Brewery Relationships
- ✓ CPG Relationships
- ✓ Proprietary Logistics
- ✓ Patent-Pending Processing Tech


EAT BEER.

Dan Kurzrock

Chief Grain Officer | Co-Founder

- Mr. Outside
- Vision/Strategy
- Growth/Partnerships
- Marketing/PR/Brand


EAT BEER.

Jordan Schwartz

Chief Grainmaster | Co-Founder

- Mr. Inside
- Innovation
- Operations
- Finance/HR



Philip Saneski

Commander in Chef

- Chef
- Culinology
- Production
- R & D



Sarah Nathan

Executive Grain Hawker

- BizDev
- Sales
- Marketing
- Outreach

THE GRAIN TRUST

ADVISORS



Dalton Allen
CEO, Telluric Foods



Victoria Spadaro Grant
CTO, Barilla | CEO BLU1877



Tera Johnson
Founder, Tera's Whey



Jonathan Cohen
CEO, Agency of Trillions



Dr. Tara McHugh
Director, USDA-ARS



Jill Portman
Founder, Mighty Leaf Tea

PARTNERS

BLU 1877

Natural Launchpad — Burt's Bees

Telluric Foods — San Francisco

KitchenTown

Griffith Foods™

Givaudan

Agency of Trillions

USDA ars Agricultural Research Service

SEEKING CAPITAL TO...

1. **Expand** Distribution

2. **Rollout** Savory Snack Line

3. **R & D** Expand and Extend Product Line

4. **Invest** in Sales, Marketing, and Trade Promotions

CHEERS AND THANK YOU!



EXHIBIT F

Video Transcripts

Daniel Kurzrock, Co-founder, ReGrained: ⅓ of all food grown is wasted. The craziest part about this is that it doesn't even include edible byproducts. This is a massive opportunity. The lightbulb moment for ReGrained came out of our hobby for homebrewing beer as undergraduates at UCLA. We were making batches every week and we were left with all this stuff and didn't know what to do with it.

Jordan Schwartz, Co-founder, ReGrained: The brewery standard name for this byproduct is spent grain because it's done its job for the brewer to create their end product, but what's left behind is most of the nutrition, the protein, and the fiber of the grain itself.

Phil Meeker, Head Brewer, Triple Voodoo Brewery: Grain plays a lot of roles in beer, but really the way that we describe it as brewers is grains really the soul of the beer. There is no beer without the grain.

Darren Cummings, Head Brewer, Magnolia Brewing Company: We just have the city come and pick it up just like they pick up our garbage and recycling. So, it's good to have a company that's gonna reuse it and not have it go to waste.

Dan: At ReGrained, we see the food waste problem as the ultimate opportunity to do well by doing good. So that's why we launched the world's first commercial food product utilizing this upcycled supergrain; our ReGrained Bars.

Jordan: Bars are our first application of this ingredient which we're using to create a fun, approachable brand, and build an enthusiastic market for this supergrain. We've reformulated our original recipes to now include more upcycled grain, improved texture, and feature functional, natural ingredients like manuka honey, ginseng, and coffee fruit which is another edibl[e] upcycled product. Each bar is wrapped in a first-to-market fully compostable wrapper and support[s] environmental conservation through donating 1% of our profits to the planet.

Dan: We have an authentic story that resonates and this has allowed us to share our story with millions as though leaders on platforms like Tedx and Forbes' 30 Under 30. We're currently innovating with global industry partners to develop new products and exciting new uses for our ingredient. We've coined a term for this new model of food production: edible upcycling. When widely adopted, it's capable of revolutionizing food manufacturing and nourishing those in need.

Jordan: In partnership with the USDA, we've invented and are patenting a cost-effective and energy efficient way to rescue this overlooked nutrition.

Dr. Tara McHugh, USDA Research Leader: We're very interested in finding new value added uses for food waste product. What will come next through the technologies that we're developing are a whole plethora of new food ingredients that have greater value and come from waste.

Jordan: Beyond our bars, we've done lots of experimentation to find out what we can really do with this ingredient. From things like chips, to pretzels, to crackers, to breads, anything that you can make with flour, you can make with this ingredient. That's why we call it the SuperGrain+ because on top of a stacked nutritional profile, it tastes great and performs flawlessly, producing healthy, delicious, and inherently sustainable products.

Dan: This business was born through the support of our community. From our college campus, to farmers' markets, to our first crowdfunding campaign back in 2015 when we asked you to help us fund our first round of packaging.

Jordan: Now we have returned to our community to help ReGrained innovate on the next level.

Dan: We couldn't be more excited to offer the opportunity for you to own our mission with us.

Jordan: And together enable a more sustainable food economy. ReGrained offers the ultimate win-win…

Dan: By enabling our food system to do more with less. So, we invite you to take this journey with us by becoming an investor.

Jordan: Don't just think about it.

Dan: Chew on it.

Video #2 Transcript

Dan Kurzrock: Hello everybody.

Audience: Hello.

Dan Kurzrock: I'm Dan Kurzrock, and I am the Chief Grain Officer and co-founder of ReGrained. Now, I want you to think of us as the Intel inside, powering a sustainable food revolution. My partner Jordan and I started this business to simultaneously reduce waste and feed people.

Now, our journey starts in 2010 as underage, undergraduate home brewers in a fraternity kitchen at UCLA. It extends to launching a brand, inventing technology with the USDA, and partnering with some of the world's largest food companies, all in an effort to capture a multi-billion dollar opportunity to do well by doing good.

See, the thing is, is that 40% of all food grown is wasted. I want you to think about that. That's like you taking a trip to the grocery store, putting your groceries in five bags, and leaving two in the parking lot. This is too much, especially when you consider the fact that one out of seven Americans are unsure of where their next meal will come from.

The thing is, is that this number while shocking, it actually doesn't even capture the full picture. For example, beer waste. No, I'm not talking about those wounded soldiers left behind the morning after a party. Do me a favor. Raise your hand if you ever had a beer. All right, keep your hand up if you've ever eaten beer. That's what we're here to change. It's not a trick question.

The beer waste that I'm talking about is actually highly nutritious, incredibly delicious grain. It's just simply left behind by the beer brewing process. Brewing one six-pack of beer creates approximately a whole pound of this food, but only the sugars from the grain end up in the beer, so all of the protein, the fiber, the micronutrients, they're left behind as a byproduct.

Now, we discovered this firsthand as underage home brewers. Every time we made a batch of beer, we were left with all this food, and it felt so wasteful. We'd be making beer, which we loved, but we'd be left with these coolers full of what looked like oatmeal. We didn't have compost. We didn't have animals to feed it to. We did have party animals, bountiful supply, and so an idea struck.

We came up with a scheme to take the bread that was left behind from the beer that we were making, stick the grain ... excuse me, and to turn it back into bread to sell that bread to our friends, and then we could brew beer for free. As we dug in, we realized that our idea could be much bigger.

This is a photo that I took outside of a single craft brewery in a single day. There are dozens of these breweries in every city all over the country. We've got two new ones opening every day, and every time they brew, they're also creating potential food. Best case right now, these breweries work with farmers and they sell this grain for animal feed for cents per ton.

Urban breweries often actually have to pay to have it hauled away. What we've done with ReGrained, is we've invented a way to rescue the grain that's left behind, and turn it into a versatile, nutritious flour that can be used to feed hungry people.

Now, the really exciting thing here is that this flour actually fills a need for food manufacturers, because they're consumers. All of us, we're demanding products that improve our personal and our planetary health, and our SuperGrain flour offers them a uniquely compelling value proposition.

This is not just hypothetical. ReGrained today has global partners in active development with us. When you do the math, just one year of grain from the brewing industry could be $20 billion in value that's being thrown away. We like to call this business model, "Upcycling."

Upcycling is important because it focuses on finding the highest possible use for a resource, like feeding people. We're able to do this because in partnership with scientists and engineers at the USDA, we have invented and are patenting energy efficient, nutrient preserving technology to process this grain in a food grade manner.

Our exclusive IP enables a vertically integrated supply chain for us, for our hero ingredient, and it creates a technological moat that protects our company against future competition. Our flour can be used in seemingly infinite combinations of food. These are photos of just some of the products that we've made from savory to sweet. Crackers, cookies, breads. It's incredible.

We have secured some of the world's leading food companies to partner with us, to innovate with us. The world's largest pasta company, Barilla, their venture capital arm actually invested in us.

Audience: Woo.

Dan Kurzrock: Thank you. Now, these are multi-billion dollar food companies that see ReGrained as an important part of the future of food, of their strategy to create better for you, better for the planet products. Just one product line with just one of these partners would represent millions of pounds of flour sold for our company.

But first, we're proving the market for our concept with a branded product of our own, ReGrained bars. You can experience eating beer for yourself. I brought

a limited quantity with me for you to try. Our goal is to create a fun, conscious brand that will stoke an enthusiastic market for this novel ingredient.

The world is taking notice. We've had the opportunity to share our story with millions on thought leadership platforms like this stage here, which I'm so honored to be on. Like TEDx. Forbes just about a month ago ... Wait, unbelievable for me to say this, Forbes named us 30 Under 30 entrepreneurs for food and beverage. Couldn't have pictured that when I was in that fraternity kitchen.

Okay, and this is all without spending a dime on PR. We simply have an authentic story that we love to tell, and it seems like it's resonating. So this is ReGrained. We invite you to take this journey with us, whether that means becoming an investor, a strategic partner, or even just a lifelong customer. We're calling for your support.

ReGrained offers the ultimate win-win as a for-profit, purpose-driven business. Together, we are inspired to build a company that will thrive by enabling our food system to do more with less. This is the future, and we wholeheartedly believe that it represents a delicious business imperative. Don't just think about it, chew on it. Thank you. (Singing).